FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2007
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1 of this Current Report on Form 6-K shall be incorporated by reference in the prospectus dated June 13, 2007 of ICICI Bank Limited (the “Company”) included in the Company’s Registration Statement (Registration No. 333-143711) on Form F-3 and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company with the U.S. Securities and Exchange Commission.

Table of Contents

Item

1.	News Release pertaining to proposed new subsidiary, June 23, 2007.
2.	News Release pertaining to pricing of ADS offering, June 23, 2007.

Item 1

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	June 23, 2007

The Board of Directors of ICICI Bank Limited (NYSE: IBN) had, subject to the receipt of all regulatory approvals, approved the transfer of ICICI Bank’s equity shareholding in ICICI Prudential Life Insurance Company Limited, ICICI Lombard General Insurance Company Limited, ICICI Prudential Asset Management Company Limited and ICICI Prudential Trust Limited to a proposed new subsidiary. ICICI Bank had received definitive offers from investors for subscription to equity shares of the proposed new subsidiary and for entering into definitive agreements for this purpose. The arrangement is subject to receipt of regulatory and other approvals including that of the Reserve Bank of India, the Insurance Regulatory and Development Authority and the Foreign Investment Promotion Board, and would terminate failing receipt of such approvals within a mutually agreed date. While ICICI Bank has not received any official communication from the Foreign Investment Promotion Board in respect of its application, ICICI Bank has been given to understand that its application has not been approved by the Foreign Investment Promotion Board at its meeting on June 22, 2007. ICICI Bank will, in consultation with its advisors, evaluate the further steps to be taken to obtain the requisite approvals in this regard. There can be no assurance that such approvals will be obtained or that the proposed subsidiary will be successful in raising capital, or of the valuations based on which such capital will be raised. ICICI Bank’s inability to implement this reorganization and raise capital in this subsidiary, or the valuation at which such capital is raised, could adversely impact its ability to capitalise its insurance subsidiaries, their growth, its future capital adequacy, its financial performance and the price of its equity shares and American Depositary Shares.

ICICI Bank Limited is proposing, subject to market conditions and other considerations, a public issue of its equity shares and has filed a Red Herring Prospectus with the Registrar of Companies. The Red Herring Prospectus is available on the website of SEBI at www.sebi.gov.in and the respective websites of the BRLMs at www.gs.com/country_pages/india, www.dspml.com, www.enam.com and www.jmfinancial.in

Investors should note that investment in equity shares involves a high degree of risk and for details relating to the same, see the section titled "Risk Factors" of the aforementioned offer documents.

For press queries, please contact Charudatta Deshpande at 91-22-26538208 or email charudatta.deshpande@icicibank.com.

For investor queries, please contact Rakesh Jha at 91-22-2653 6157 or Rupesh Kumar at 91-22-2653 7126 or e-mail ir@icicibank.com.

Item 2

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	June 23, 2007

ICICI Bank prices ADSs at US$ 49.25

ICICI Bank’s American Depositary Share (ADS) offering of US$ 2.14 billion has been priced at US$ 49.25 per ADS, translating into a price of approximately Rs. 1,002.5 per equity share. Each ADS represents two equity shares of ICICI Bank. The offering is being made under ICICI Bank’s registration statement filed with the United States Securities and Exchange Commission on June 13, 2007. The ADS offering has a green shoe option of US$ 0.32 billion.

The issue price represents a premium of 7.6% over the average ADS closing price since the announcement of the offering on April 28, 2007.

The issuance and delivery of the equity shares and the ADSs is expected to occur on or about July 6, 2007. However, the time of delivery is subject to change; further information, if necessary, will be provided through a press release to be posted on ICICI Bank’s website.

Goldman Sachs International and Merrill Lynch International were the Joint Global Coordinators and Joint Book Runners and JP Morgan was the Joint Book Runner for the ADS offering. The ADS offering is being made only by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

1 US$ = Rs. 40.71

This press release shall not constitute an offer to sell or the solicitation of an offer to buy ADSs or equity shares of ICICI Bank nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

The equity shares offered in the Indian public offering will not be or have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

Investors should note that investment in ADSs involves a high degree of risk and for details relating to the same, see the section titled "Risk Factors" of the prospectus supplement filed with the United States Securities and Exchange Commission.

For further press queries please call Charudatta Deshpande at 91-22-2653 8208 or e-mail at charudatta.deshpande@icicibank.com.

For investor queries please call Rakesh Jha at 91-22-2653 6157 or Rupesh Kumar at 91-22-2653 7126 or email at ir@icicibank.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICICI Bank Limited

Date:	June 25, 2007	By:	/s/ Nilesh Trivedi
			Name :	Nilesh Trivedi
			Title :	Assistant Company Secretary